SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 27, 2011
BT Group plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
Enclosure: Summary financial statement & notice of meeting 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
By:	/s/ Vivienne Haynes
	Name:	Vivienne Haynes
	Title:	Director, Corporate Governance

Date: May 27, 2011

BT

Bringing it all together

official communications services partner of the Olympic and Paralympic Games

CONTENTS

3	Financial summary
4	Chairman’s message
6	Summary financial statement
8	Directors’ report
10	Board of Directors
12	Auditors’ statement
13	Notice of meeting
18	Appendix 1: BT all-employee share plans
22	Appendix 2: BT Executive Portfolio
25	AGM information
28	Contact BT
In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the Company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service units, or any of them as the context may require.
References to ‘a year’ are to the financial year ended 31 March of that year, eg, ‘2011’ refers to the year ended 31 March 2011, except in relation to our super-fast fibre-based broadband roll-out plans which are based on calendar years, not financial years. Unless otherwise stated, all non financial statistics are at 31 March 2011 except BT Infinity customer numbers which are at 6 May 2011.

This document is important and requires your immediate attention, so please read it straight away. If you have any doubts about what action you need to take, you should consult your independent financial adviser. If you have sold or transferred all of your shares you should pass this booklet and accompanying documents to the person through whom the sale or transfer was effected, for them to forward to the purchaser or transferee.

FINANCIAL SUMMARY
Group results

	2011	2010	Change

Revenue
adjusted[a]	£20,076m	£20,911m	ê4%
reported	£20,076m	£20,859m	ê4%

EBITDA[b]
adjusted[a]	£5,886m	£5,639m	é4%
reported	£5,557m	£5,162m	é8%

Profit before taxation
adjusted[a]	£2,083m	£1,735m	é20%
reported	£1,717m	£1,007m	é71%

Earnings per share
adjusted[a]	21.0p	17.3p	é21%
reported	19.4p	13.3p	é46%

Proposed full year dividend
	7.4p	6.9p	é7%

Free cash flow
adjusted[a]	£2,223m	£2,106m	é£117m
reported[c]	£2,011m	£1,933m	é£78m

Net debt
	£8,816m	£9,283m	ê£467m

Line of business summary

	Adjusted revenue[a]			Adjusted EBITDA[a,b]
	2011	2010	[d]	2011	2010	[d]
For the year ended 31 March	£m	£m		£m	£m

BT Global Services	8,047	8,513		593	457
BT Retail	7,748	8,124		1,784	1,777
BT Wholesale	4,210	4,592		1,316	1,353
Openreach	4,930	5,164		2,132	1,960
Other and intra-group items	(4,859)	(5,482)		61	92

Group totals	20,076	20,911		5,886	5,639

[a]	Items presented as adjusted are stated before specific items. See pages 6 and 7 for further details.

[b]	EBITDA: Earnings before interest, taxation, depreciation and amortisation.

[c]	A definition of reported free cash flow is provided on page 7.

[d]	Restated for the impact of customer account moves between BT Retail, BT Wholesale and Openreach effective from 1 April 2010, which have no impact on total group results.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     3

CHAIRMAN’S MESSAGE

Sir Michael Rake, Chairman
Welcome to our Summary financial statement & notice of meeting.
Our AGM will be held at Old Billingsgate, London on Wednesday 13 July. I am looking forward to seeing many of you there this year.

Last year we set out our plans for returning BT to growth in 2013. This year has been one of progress against these plans, but it has not been without challenges. Financially, however, we have delivered or exceeded our promises, improving both profitability and cash generation.
We expect to continue to grow our profits and free cash flow whilst investing to return BT to growth. These results show we are making progress but we are well aware there remains a lot more to do.
Dividends
As we stated in 2010, the Board is committed to progressive dividends over the period to 2013, while balancing the need to invest in the business, reduce our debt and support the pension fund. Taking these considerations into account, the Board is proposing a final dividend of 5.0p, giving a total dividend for the year of 7.4p, up 7% over last year.
BT’s commitment to the UK
Broadband is a critical service for people and businesses in the UK. The Government aspires to seeing the UK become the best European country for broadband by 2015. BT is doing a great deal to make sure this aspiration becomes a reality. We start from a high base, with around 99% of UK premises already enjoying access to copper broadband, the best availability of all of the G8 countries. This year we extended our ADSL2+ copper broadband service, offering speeds of up to 20Mbps, to over 65% of UK premises.
We are also investing £2.5bn in our super-fast fibre-based broadband network. It already makes significantly enhanced speeds available to more than 4m premises, and we intend to extend this to two thirds of UK premises by the end of 2015. We aim to go further and bring fibre to homes and businesses in the ‘final third’ of the UK, provided that investment and regulatory conditions remain favourable and that we are able to use funds made available by Government to support roll-out to rural areas. We are delighted to have taken part in winning tenders which are seeing fibre extended throughout Northern Ireland and Cornwall.
BT’s networks are open to communications providers on wholesale terms. We continue to push for regulatory reform, so that, for example, we can purchase more TV and movie content at fair prices, just as pay TV providers can access our network at regulated prices.
Our investment represents just one aspect of our commitment to the UK economy, which we also support through employment and paying and collecting taxes of around £3bn per year.
BT’s global presence
Across the world BT is investing to deliver excellent service to customers. We will continue to focus our investment next year on the Asia Pacific region, where many of our largest customers are looking to expand.
Internationally, we want regulation to level the playing field so that we can compete efficiently for the benefit of customers. We work for open and fair wholesale access to fixed and mobile telecoms networks to drive competition. We have seen some progress. In the US, the Federal Communications Commission has launched an investigation on access. In the EU, measures have been adopted that will offer greater regulatory consistency for fibre networks and internet policy. I was pleased that the EU and US Government recently agreed a series of pro-competitive regulatory principles to advocate globally.
BT’s contribution to society
We strongly believe that to be a better business our corporate and social responsibilities must remain at the heart of what we do. So we have added ‘being a responsible and sustainable business leader’ to our strategic priorities.
Through our formal volunteering programme BT people have given a lot of time to community initiatives over the past year, with over 49,000 days volunteered. We are also participating in the UK’s Work Inspiration campaign, led by Business in the Community, to help bridge the gap between the classroom and employment.
We have a range of measures to limit BT’s energy use and emissions. To help our customers reduce their impact on the environment we have launched a building energy management product in Spain, a smart grid offer in North America and a smart metering partnership in the UK.

Key points for 2011
•	Full year results in line with or ahead of our outlook for the year

•	Revenue of £20bn

•	Profit before tax of £1,717m, up 71%

•	Earnings per share of 19.4p, up 46%

•	Net debt reduced to £8.8bn, after pension deficit payments of £1.0bn in the year

•	Free cash flow[a] of £2.2bn, nearly trebled from two years ago

•	Proposed final dividend of 5.0p, up 9%, giving a full year dividend of 7.4p, up 7%

[a]	Before specific items and pension deficit payments.
We maintained gold sector status in the Dow Jones Sustainability Index and ‘Platinum Plus’ level in the Business in the Community Corporate Responsibility Index.
I am personally committed to our agenda and chair the Board Committee for Sustainable & Responsible Business.
Your Board and voting at the AGM
I was delighted to welcome two outstanding non-executive directors to the Board this year. Nick Rose, joined us from Diageo, where he was previously finance director. He brings a wealth of experience in international operations. Jasmine Whitbread, chief executive of Save the Children International, also joined us. She has extensive experience of public companies and charitable organisations and a deep understanding of the importance of corporate responsibility in building a sustainable global business model.
Directors appointed since the last AGM have to retire at this meeting. Therefore, Nick Rose and Jasmine Whitbread will automatically retire and be proposed for election. The Board has decided that all other directors will stand for re-election in accordance with the UK Corporate Governance Code (the Code), with the exception of Clay Brendish. Following a nine year term as a director, Clay’s current appointment comes to an end on 31 August 2011 when he will retire from the Board, therefore he will not stand for re-election at the AGM. Clay has been a great asset and we have particularly valued his IT industry experience. I would like to thank him for his contribution over so many years.
Carl Symon completed nine years service in January 2011. In accordance with the Code, the Board assessed Carl’s independence and concluded that Carl remains a valuable and effective independent non-executive director and demonstrates the highest commitment to the role.

Following an evaluation of the Board. I reviewed the performance of each director and have found that each of them makes an effective contribution to the deliberations of the Board and continues to demonstrate commitment to the role. My own performance was reviewed by the Senior Independent Director in face to face meetings.
The biographies of all directors are set out on pages 10 and 11.
We are also asking you to pass five resolutions in relation to our all-employee share plans, and the executive portfolio. The existing plans will expire later this year and we wish to continue to have use of the plans on substantially the same terms. We are therefore seeking approval to renew the plans for a further 10 years.
Your vote is important to the good governance of your Company. If you are not going to be at the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed proxy form to our Registrars, Equiniti.
You can find an online audio version of this document at www.bt.com/annualreport You will also find there an online version of our Annual Report & Form 20-F, our full statutory accounts, and Forward, our online shareholder magazine.
Our future
I am convinced that the focus and determination of the Board, management and our people will enable us to deliver our plans to make BT a better business with a better future.

Sir Michael Rake
Chairman
11 May 2011
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     5

SUMMARY FINANCIAL STATEMENT
Summary group income statement
for the year ended 31 March

	Before specific items	Specific items [a]	Total	Total
	2011	2011	2011	2010
	£m	£m	£m	£m

Revenue	20,076	–	20,076	20,859

Operating profit	2,907	(329)	2,578	2,123
Net finance expense	(845)	(79)	(924)	(1,158)
Share of post tax profit of associates and joint ventures	21	–	21	54
Profit (loss) on disposal of interest in associate	–	42	42	(12)

Profit before taxation	2,083	(366)	1,717	1,007
Taxation	(452)	239	(213)	22

Profit for the year	1,631	(127)	1,504	1,029

Earnings per share			19.4p	13.3p
Adjusted earnings per share			21.0p	17.3p

Proposed dividends per share			7.4p	6.9p

[a]	Specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurence. This is consistent with the way financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. Specific items in 2011 and 2010 are shown in the table below.

Dividends paid in the year were £543m (2010: £265m). Dividends proposed were 7.4p per share (2010: 6.9p) which amounts to approximately £574m (2010: £534m). £1,502m (2010: £1,028m) of the profit for the year of £1,504m (2010: £1,029m) is attributable to equity shareholders of the parent. A profit of £2m (2010: £1m) is attributable to non-controlling interests.
Specific items
for the year ended 31 March

	2011	2010 [a]
	£m	£m

Regulatory settlement – revenue	–	52

Profit on disposal of a business	–	(2)
BT Global Services restructuring charges	192	301
Property rationalisation costs	88	121
Intangible asset impairment charges	49	–
Costs associated with settlement of open tax years	–	5

Net specific operating costs	329	425
Net interest expense on pensions	79	279
Interest income on settlement of open tax years	–	(11)
(Profit) loss on disposal of interest in associate	(42)	12
Impact of renegotiated supply contracts on associate	–	(29)

Net specific items charge before tax	366	728
Tax credit on specific items above	(72)	(190)
Tax credit on re-measurement of deferred tax	(172)	–
Tax charge (credit) in respect of settlement of open tax years	5	(230)

Net specific items charge after tax	127	308

[a]	In 2011, net interest on pensions has been included in specific items because of its volatile nature. Accordingly specific items for 2010 have been re-presented to reflect this reclassification.

Summary group cash flow statement
for the year ended 31 March

	2011	2010
	£m	£m

Net cash inflow from operating activities	4,566	4,825
Net cash outflow from investing activities	(2,183)	(2,775)
Net cash used in financing activities	(3,499)	(1,714)
Effect of exchange rate changes	(3)	(7)

Net (decrease) increase in cash and cash equivalents	(1,119)	329
Cash and cash equivalents at the start of the year	1,444	1,115

Cash and cash equivalents at the end of the year	325	1,444

Free cash flow

Net cash inflow from operating activities	4,566	4,825
Add back pension deficit payments	1,030	525
Net purchase of property, plant and equipment	(2,630)	(2,480)
Purchase of non-current financial assets	(18)	–
Dividends received from associates and joint ventures	7	3
Net interest paid	(944)	(940)

Reported free cash flow[a]	2,011	1,933

Net cash outflow from specific items	212	173

Adjusted free cash flow	2,223	2,106

[a]	Reported free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except net interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments and excluding pension deficit payments.
Summary group balance sheet
at 31 March

	2011	2010
	£m	£m

Property, plant and equipment	14,623	14,856

Other non-current assets	4,986	7,539
Current assets	3,931	6,285
Current liabilities	(7,031)	(10,420)

	16,509	18,260

Non-current liabilities	14,558	20,886
Parent shareholders’ equity (deficit)	1,925	(2,650)
Non-controlling interests	26	24

	16,509	18,260

This summary financial statement was approved by the Board of Directors on 11 May 2011 and was signed on its behalf by:

Sir Michael Rake	Ian Livingston	Tony Chanmugam
Chairman	Chief Executive	Group Finance Director
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     7

DIRECTORS’ REPORT
Board of Directors
Chairman Sir Michael Rake
Executive directors Ian Livingston, Chief Executive, Tony Chanmugam, Group Finance Director, Gavin Patterson, Chief Executive, BT Retail.
Non-executive directors Tony Ball, Clayton Brendish, J Eric Daniels, Rt Hon Patricia Hewitt (Senior Independent Director), Phil Hodkinson, Nick Rose, Carl G Symon and Jasmine Whitbread.
Your Board is committed to operating in accordance with best practice in business integrity and ethics, whilst maintaining the highest standards of financial reporting and corporate governance. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2008 Combined Code on Corporate Governance and applied the main principles of the Code.
The Code was replaced in May 2010 by the UK Corporate Governance Code for financial years beginning on or after 29 June 2010. During 2011 we have sought to implement its provisions early as appropriate.
Summary report on directors’ remuneration
This is a summary of the full Report on directors’ remuneration in the Annual Report, a copy of which is available on request or at www.bt.com/annual report The full report will be voted on at the 2011 Annual General Meeting.
The Remuneration Committee agrees the framework for the remuneration of the Chairman, executive directors and certain senior executives. It also approves changes in the Company’s executive share plans, recommends to the Board any changes which require shareholder approval and oversees their operation.
The policy for executive pay is for base salaries to be below the median of our comparator group, while setting stretching goals for the annual bonus (including deferred shares) and the long-term incentive shares. It is only in return for sustained and excellent performance that the remuneration package will deliver upper quartile rewards. Executive remuneration packages for 2012 comprise a mix of basic salary and performance-related remuneration.

	Chief	Executive
	Executive	Directors

Base salary	This is reviewed annually by
the Remuneration Committee.
Salaries will increase in 2012.

Annual cash	Target 125%	Target 100%
bonus	salary; max	salary; max
	200% salary	150% salary

Deferred bonus (in shares)*	Target 125% salary: max 200% salary	Target 75% salary: max 112.5% salary

Total bonus	Target 250%	Target 175%
	salary; max	salary; max
	400% salary	262.5% salary

Incentive	2.5 x salary	2 x salary
shares**

*	The shares vest after three years subject to continued employment.

**	Since 2009, awards vest only if two pre-determined performance targets have been achieved: 50% is linked to a TSR measure as it links reward with BT performance against other major companies, and 50% is linked to a three year cumulative cash flow measure reflecting the importance of cash generation. For awards to be granted in 2011, a revenue target will be added.

BT’s total shareholder return (TSR) performance vs the FTSE 100
Source: Datastream
The graph shows the relative TSR performance of BT and the FTSE 100 over the past five years.

The notice of termination for the Chairman’s and executive directors’ contracts is 12 months by BT and six months by the director. Non-executive directors have three-year letters of appointment terminable on three months’ notice. All board appointments are subject to automatic termination in the event of a director not being re-elected by the shareholders at the AGM.
Directors’ remuneration
The total remuneration paid to the Board in the year was £6,882,000 (2010: £7,071,000). The emoluments of the Chairman and executive directors for 2011 and the benefits received under the long-term incentive plans were, in summary, as follows:

		Pension,
	Total	allowance
	salary	net of		Annual			Deferred Shares[b]
	and	pension		bonus	Total	Total
	benefits	contribution	[a]	cash	2011	2010	2011	2010
	£000	£000		£000	£000	£000	£000	£000

Sir Michael Rake[c]	638	—		—	638	670	—	—
I Livingston[b]	912	32		1,415	2,359	2,105	1,415	1,206
T Chanmugam	535	151		604	1,290	1,109	453	346
G Patterson	551	104		645	1,300	1,133	484	365

	2,636	287		2,664	5,587	5,017	2,352	1,917

Termination payments
H Lalani[d]					612	131

					6,199	5,148

[a]	Pension allowance paid in cash – see Pensions below.

[b]	Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.

[c]	Sir Michael Rake’s salary was increased from £600,000 to £650,000 with effect from 1 January 2011, the first increase since his appointment as Chairman in September 2007.

[d]	Hanif Lalani’s contract was terminated on 11 January 2010. In accordance with his contract, his salary of £585,000 per annum and the value of the benefits to which he was entitled amounting to £195,000 per annum continued to be provided until 10 January 2011 .
There were no gains on the exercise of share options in 2011 (2010 – Nil). The value of shares which vested under BT’s executive share plans in 2011 was £518,000 (2010 – £656,000).
Non-executive directors
Total payments to non-executive directors during the year were £683,000 (2010 – £747,000). At 1 April 2011, there were eight non-executive directors. Non-executive directors receive an annual fee of £62,000. There is an additional fee for membership of a Board committee of £5,000 per year and a further £5,000 for chairing a committee, with the exception of the Audit & Risk Committee, for which the membership fee is £15,000 and the additional chairmanship fee is £15,000 and the Nominating & Governance Committee for which the membership fee is £7,500. In addition, the membership fee for the Remuneration Committee is £10,000 and the additional chairmanship fee is £10,000. Carl Symon receives an additional fee of £72,500 as chairman of the Equality of Access Board (a Board Committee).
Pensions
Sir Michael Rake and Ian Livingston are not members of any of the Company pension schemes. For Ian Livingston the Company paid £234,750 into a personal pension plan plus a cash payment of £32,250 as the balance of his pension allowance. Tony Chanmugam is a member of the BT Pension Scheme but has opted out of future pensionable service accrual. Tony Chanmugam received a cash payment of £151,250. Gavin Patterson received a cash payment of £104,160 and £52,080 was paid into the BT Retirement Saving Scheme.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     9

BOARD OF DIRECTORS

1. Sir Michael Rake, Chairman
Sir Michael was appointed to the Board as Chairman on 26 September 2007. He also chairs the Nominating & Governance Committee and the Committee for Sustainable & Responsible Business and is a member of the Pension Scheme Performance Review Group. He was formerly chairman of KPMG International from 2002 to 2007, and previously held other roles in KPMG from 1972.
He is chairman of easyJet, a non-executive director of Barclays, where he chairs the audit committee, McGraw Hill and the Financial Reporting Council. Sir Michael’s other appointments include vice-president of the RNIB, membership of the board of the TransAtlantic Business Dialogue, the CBI International Advisory Board and the National Security Forum. A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession. Aged 63.
2. Ian Livingston, Chief Executive
Ian Livingston was appointed as Chief Executive on 1 June 2008. He chairs the Operating Committee and is a member of the Pension Scheme Performance Review Group. He was formerly Chief Executive of BT Retail from 7 February 2005 and Group Finance Director from April 2002. Before joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He is a non-executive director of Celtic and chairman of the audit committee. He is a Chartered Accountant. Aged 46.
3. Tony Chanmugam, Group Finance Director
Tony Chanmugam was appointed to the Board on 1 December 2008 as Group Finance Director and is a member of the Operating Committee. He was formerly Chief Financial Officer of BT Retail and Managing Director of BT Enterprises and, from 1997 to 2004, he was Chief Financial Officer and then Chief Operating Officer of BT Global Solutions. Tony was appointed a non-executive director and chairman of the audit committee of Barnet and Chase Farm Hospital Trust in April 2010. He is a Chartered Management Accountant. Aged 57.
4. Gavin Patterson, Chief Executive, BT Retail
Gavin Patterson was appointed to the Board on 1 June 2008 as Chief Executive BT Retail and is a member of the Operating Committee. He is also a member of the Committee for Sustainable & Responsible Business. He was formerly Managing Director, Consumer Division, BT Retail. He is a non-executive director of British Airways. Before joining BT, he was managing director of the consumer division of Telewest. Aged 43.
5. Tony Ball
Tony Ball was appointed to the Board on 16 July 2009. He is a member of the Remuneration and the Nominating & Governance Committees. He has held senior executive positions in broadcasting and telecommunications businesses in the UK, US and continental Europe. From 1999 to 2003 he was chief executive of BSkyB. He is chairman of the supervisory board of Kabel Deutschland. He is also a board member of the Olympic Delivery Authority London 2012 and a non-executive director of the Spanish cable company ONO. Aged 55.
6. Clayton Brendish
Clay Brendish was appointed to the Board on 1 September 2002. He is a member of the Audit & Risk and the Nominating & Governance Committees, and the Committee for Sustainable & Responsible Business. He is non-executive chairman of Anite, SThree, and Echo Research and non-executive director of Herald Investment Trust. He is also a trustee of Economist Newspapers. Prior to his retirement in 2001, Clay was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clay was co-founder and executive chairman of Admiral. He also acted as an adviser to the Government on the efficiency of the Civil Service. Aged 64.

7. J Eric Daniels
Eric Daniels was appointed to the Board on 1 April 2008. He is a member of the Remuneration and the Nominating & Governance Committees. He was group chief executive of Lloyds Banking Group (formerly Lloyds TSB Group) until March 2011 having been a director since 2001. Immediately prior to joining Lloyds TSB Group, he was chairman and chief executive of Zona Financiera. Eric worked for Citibank from 1975 to 2000, becoming chief operating officer of Citibank’s consumer bank, then chairman and chief executive of Travelers Life and Annuity following its merger with Citibank. Aged 59.
8. Rt Hon Patricia Hewitt
Patricia Hewitt was appointed to the Board on 24 March 2008 and became Senior Independent Director in July 2009. She chairs the Remuneration Committee and the Pension Scheme Performance Review Group and is a member of the Audit & Risk and the Nominating & Governance Committees. Patricia stepped down as an MP at the 2010 election. She joined Groupe Eurotunnel SA as an independent non-executive director in May 2010. She was Secretary of State for Health from 2005 to 2007 and previously Trade and Industry and Cabinet Minister for Women from 2001 to 2005. Before entering Parliament in 1997, she was director of research EMEA at Andersen Consulting (now Accenture) and deputy director of the Institute for Public Policy Research. A British and Australian dual national, she is aged 62.
9. Phil Hodkinson
Phil Hodkinson was appointed to the Board on 1 February 2006. He is chairman of the Audit & Risk Committee and is a member of the Nominating & Governance Committee, the Committee for Sustainable & Responsible Business and the Pension Scheme Performance Review Group. He is a non-executive director of HM Revenue & Customs, Travelex, Resolution and Business in the Community, and a trustee of Christian Aid and BBC Children in Need. Prior to his retirement in 2007, Phil’s roles included group finance director of HBOS, chairman of Insight Investment and Clerical Medical, and chief executive of Zurich Life and Eagle Star Life. He is a Fellow of the Institute of Actuaries. Aged 53.
10. Nicholas Rose
Nick Rose was appointed to the Board on 1 January 2011 and is a member of the Audit & Risk Committee. He has been a non-executive director of BAE Systems since February 2010 and retired as group finance director of Diageo in October 2010, having been on the board since joining in 1999. Prior to Diageo, Nick was a member of the board of GrandMet and in his early career spent 11 years with Ford Finance in a number of different roles. Nick was appointed chairman of Edwards Vacuum on 24 March 2011. Aged 53.
11. Carl G Symon
Carl Symon was appointed to the Board on 14 January 2002, and appointed chairman of the Equality of Access Board when it became operational on 1 November 2005. He is a member of the Audit & Risk and the Remuneration Committees. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the US, Canada, Latin America, Asia and Europe. Carl is a non-executive director of BAE Systems and Rexam. He was formerly chairman of the HMV Group and a non-executive director of Rolls-Royce. A US national, he is aged 65.
12. Jasmine Whitbread
Jasmine Whitbread was appointed to the Board on 19 January 2011 and is a member of the Committee for Sustainable & Responsible Business. She was appointed chief executive of Save the Children International in 2010, having joined Save the Children in 2005. Jasmine held positions with Oxfam until 2005 and prior to this served as a managing director of Thomson Financial based in the US. A British and Swiss dual national, she is aged 47.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     11

AUDITORS’ STATEMENT
Independent auditors’ statement to the members of BT Group plc
We have examined the Summary financial statement which comprises the Summary group income statement, Summary group cash flow statement and Summary group balance sheet as set out on pages 6 to 7 and the directors’ report, including the Summary report on directors’ remuneration as set out on pages 8 to 9.
Respective responsibilities of directors and auditors
The directors are responsible for preparing the BT Group plc Summary financial statement & notice of meeting in accordance with applicable United Kingdom law.
Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the BT Group plc Summary financial statement & notice of meeting with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration and its compliance with the relevant requirements of section 428 of the Companies Act 2006 and the regulations made thereunder. We also read the other information contained in the BT Group plc Summary financial statement & notice of meeting and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement. The other information comprises only the Financial summary, the Chairman’s message and the other items listed on the contents page. This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with section 428 of the Companies Act 2006 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion
We conducted our work in accordance with Bulletin 2008/3 issued by the Auditing Practices Board. Our reports on the Company’s full annual financial statements describe the basis of our audit opinions on those financial statements, the Report of the directors and the Report on directors’ remuneration.
Opinion
In our opinion the Summary financial statement is consistent with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration of BT Group plc for the year ended 31 March 2011 and complies with the applicable requirements of section 428 of the Companies Act 2006, and the regulations made thereunder.
PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, London, United Kingdom 11 May 2011

Important note
This Summary financial statement is only a summary of the information contained in BT’s consolidated financial statements, Report of the directors and Report on directors’ remuneration as set out in the BT Group plc Annual Report & Form 20-F 2011 (‘Annual Report’). It contains additional information derived from the Report of the directors in the Annual Report, and does not contain the full text of that Report of the directors. It does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the Company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the Annual Report.
A copy of the Annual Report can be viewed online at www.bt.com/ annualreport Shareholders may obtain a copy of the full Annual Report for 2011 and future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (if overseas on +44 121 415 7178) or by e-mailing bt@equiniti.com The auditors’ report on the Annual Report for the year ended 31 March 2011 was unqualified and does not contain any statement under section 498(2) (accounting records or returns inadequate or accounts or directors’ remuneration report not agreeing with records or returns) or section 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006 and the auditors’ statement in that Annual Report under section 496 (whether directors’ report is consistent with accounts) of that Act was unqualified.
Forward-looking statements — caution advised
Please see the cautionary statement about forward-looking statements on page 162 in the Annual Report, available as described in the previous note.

NOTICE OF MEETING
The 2011 Annual General Meeting (‘AGM’) of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London EC3R 6DX at 11am on Wednesday 13 July 2011 to consider the following:
Ordinary business
Resolutions 1 to 17 and 21 to 26 will be proposed as ordinary resolutions.
Resolution 1
That the accounts and reports of the directors and the auditors for the year ended 31 March 2011 be received.
By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.
Resolution 2
That the directors’ remuneration report for the year ended 31 March 2011 be approved.
The directors have to ask shareholders to vote on the Report on directors’ remuneration. It is summarised on pages 8 and 9 of this document. You can find it in full, in the Annual Report, at www.bt.com/annualreport
Resolution 3
That the final dividend of 5.0 pence per share recommended by the directors be declared to be payable on 5 September 2011 to holders of ordinary shares registered at the close of business on 12 August 2011.
The final dividend declared cannot exceed the amount recommended by the directors.
Resolutions 4 to 14: Directors
The articles of association require any director appointed by the Board to retire at the AGM following appointment, which applies to Nick Rose and Jasmine Whitbread who joined the Board on 1 and 19 January 2011 respectively. In accordance with the UK Corporate Governance Code published in June 2010, the Board has decided that the other directors will stand for re-election with the exception of Clay Brendish who, following a nine year term as a director, will retire from the Board on 31 August 2011.
Resolution 4
That Sir Michael Rake be re-elected as a director.
Sir Michael was appointed to the Board as Chairman on 26 September 2007.
Resolution 5
That Ian Livingston be re-elected as a director.
Ian Livingston was appointed as Chief Executive on 1 June 2008.
Resolution 6
That Tony Chanmugam be re-elected as a director.
Tony Chanmugam was appointed to the Board as Group Finance Director on 1 December 2008.
Resolution 7
That Gavin Patterson be re-elected as a director.
Gavin Patterson was appointed to the Board as Chief Executive, BT Retail on 1 June 2008.
Resolution 8
That Tony Ball be re-elected as a director.
Tony Ball was appointed to the Board on 16 July 2009.
Resolution 9
That J Eric Daniels be re-elected as a director.
Eric Daniels was appointed to the Board on 1 April 2008.
Resolution 10
That the Rt Hon Patricia Hewitt be re-elected as a director.
Patricia Hewitt was appointed to the Board on 24 March 2008 and became Senior Independent Director on 16 July 2009.
Resolution 11
That Phil Hodkinson be re-elected as a director.
Phil Hodkinson was appointed to the Board on 1 February 2006.
Resolution 12
That Carl Symon be re-elected as a director.
Carl Symon was appointed to the Board on 14 January 2002.
Resolution 13
That Nick Rose be elected as a director.
Nick Rose was appointed to the Board on 1 January 2011.
Resolution 14
That Jasmine Whitbread be elected as a director.
Jasmine Whitbread was appointed to the Board on 19 January 2011.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     13

NOTICE OF MEETING CONTINUED
Resolution 15
That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.
Resolution 16
That the directors be authorised to decide the auditors’ remuneration.
This resolution follows standard practice.
Special business
The following resolution will be proposed as an ordinary resolution.
Resolution 17: Authority to allot shares
That:
(a)	the authority and power conferred on the directors in relation to the Section 551 Amount by Article 71 of the Company’s articles of association (‘Articles’) be renewed until the end of the next Annual General Meeting (“AGM”) and for that period the Section 551 Amount will be £128 million; and

(b)	the directors be authorised generally and without conditions under Section 551 of the Companies Act 2006 (‘2006 Act’) to allot shares and to grant rights to subscribe for or to convert any security into shares in the Company up to a further nominal amount of £128 million in connection with a rights issue. This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.
These authorities supersede any previous ones under section 551 of the 2006 Act and ‘rights issue’ is as defined in Article 71 of the Company’s Articles.
The Company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £128 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.
Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £128 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.
These authorities will lapse at the end of the AGM in 2012. See the notes to Resolution 19 for more information on treasury shares.
The following three resolutions will be proposed as special resolutions.
Resolution 18: Authority to allot shares for cash
That subject to the passing of Resolution 17:
(a)	the authority and power conferred on the directors by Article 71 of the Company’s Articles be renewed for the period referred to in Resolution 17 and for that period the Section 561 Amount will be £20 million; and

(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 17 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the Company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.
In this resolution words defined in Resolution 17 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.
This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (including treasury shares) at the date of this Notice, approximately 407 million shares; and in connection with a rights issue.
There are no current plans to undertake a rights issue or to allot shares except in connection with the Company’s employee share plans. Resolutions 17 and 18 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital.

Resolution 19: Authority for purchase of own shares
That the Company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the Company, subject to the following conditions:
(a)	the maximum number of shares which may be purchased is 776 million shares;

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:
(i)	105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii)	the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the Company on the trading venues where the purchase is carried out; and
(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.
This resolution renews the Company’s authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 776 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally.
Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.
At 11 May 2011, 253 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 388 million treasury shares which is equal to approximately 5% of the issued share capital (excluding treasury shares) in issue at that date.
The Company’s current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company. The authority will lapse at the end of the AGM in 2012.
At 11 May 2011, there were options outstanding over 597 million shares (of which options over 567 million shares were in respect of options granted under the savings related share option plans), representing 7.7% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 8.5% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.
Resolution 20: Authority to call a general meeting on 14 days’ notice
That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.
The EU Shareholder Rights Directive requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar one. It is expected that the authority would be used only in exceptional circumstances.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     15

NOTICE OF MEETING CONTINUED
The following resolutions will be proposed as ordinary resolutions.
Resolution 21: Authority for political donations
That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:
(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2011 AGM and ending at the end of the day on which the 2012 AGM is held.
The terms “political donation”, “political parties”, “independent election candidates”, and “political organisation” have the meanings given by sections 363 to 365 of the Companies Act 2006.
The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company which make an important contribution to their understanding of BT. These activities have been carried out on an evenhanded basis, related broadly to the major UK political parties’ electoral strength. The authority we are requesting in this resolution is not designed to change the above policy, but will ensure that the group continues to act within the provisions of the 2006 Act.
During the 2011 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent £11,935 on activities related to last year’s resolution.
Resolutions 22 to 26: Employee share plans
The existing shareholder approval to operate the all-employee share plans and executive portfolio will expire later this year. Resolutions 22 to 26 seek approval to adopt the plans and portfolio on substantially the same terms, and to continue to operate the Employee Share Investment Plan, in each case for a further 10 years. The rules of the plans will be produced to the meeting and initialled by the Chairman for the purposes of identification. Appendices 1 and 2 (on pages 18 to 24) set out the main terms of the plans as proposed for renewal.
Resolution 22: Renewal of the Employee Sharesave Scheme
That the BT Group Employee Sharesave Scheme, the main terms of which are set out in Appendix 1, be approved and adopted and the directors be authorised to do all things necessary or desirable to carry it into effect including making any changes to obtain and/or maintain the approval of HM Revenue & Customs.
Resolution 23: Renewal of the International Employee Sharesave Scheme
That the BT Group International Employee Sharesave Scheme, the main terms of which are set out in Appendix 1, be approved and adopted and the directors be authorised to do all things necessary or desirable to carry it into effect including (i) making any changes to obtain and/or maintain the approval of the Irish Revenue Commissioners, or (ii) making changes or establishing sub-plans to take account of tax, exchange control, securities or regulatory issues in particular countries.
Resolution 24: Renewal of the Employee Share Investment Plan
That the directors be authorised to continue to operate the BT Group Employee Share Investment Plan, the main terms of which are set out in Appendix 1, and to do all things necessary or desirable to (i) make any changes to maintain HM Revenue & Customs approval or (ii) make changes or establish sub-plans to take account of tax, exchange control, securities or regulatory issues in particular countries.
Resolution 25: Renewal of the Employee Stock Purchase Plan
That the BT Group Employee Stock Purchase Plan, the main terms of which are set out in Appendix 1, be approved and adopted and the directors be authorised to do all things necessary or desirable to carry it into effect.
Resolution 26: Renewal of the Executive Portfolio
That the BT Group Executive Portfolio, the main terms of which are set out in Appendix 2, be approved and adopted and the directors be authorised to do all things necessary or desirable to carry the Portfolio into effect including making any changes to obtain and/or maintain HM Revenue & Customs approval (where applicable).

Register of Members and proxies
Only shareholders on the Register of Members at 6.00pm on 11 July 2011 are entitled to attend and vote at the AGM.
As a shareholder entitled to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by you as a shareholder at 6.00pm on 11 July 2011 will decide the number of votes that you may cast. Changes after that time will be disregarded.
A form of proxy accompanies this notice of meeting.
Nominated persons
Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’.
You may nevertheless have a right under an agreement between you and a shareholder of the Company who has nominated you (‘Relevant Shareholder’) to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.
If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.
Shareholders’ rights
Shareholders at the AGM have the right to ask questions relating to its business. The Chairman need not answer if, for example, it would involve disclosing confidential information or is undesirable in BT’s interests or the good order of the AGM.
If enough shareholders act together to make requests under sections 527 and 528 of the Companies Act 2006 (all references are to this Act), BT may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditor ceasing to hold office. BT cannot make shareholders, requesting this, pay its expenses in complying with these sections. It has to forward the statement to its auditor before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.
Shareholders meeting the threshold and time limit set out in sections 338 and 338A can make the Company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.
Shares
The total number of issued and fully paid ordinary shares of 5p each at 11 May 2011, the latest practicable (business) date before the publication of this document, was 8,151,227,029, carrying one vote each. The total number of voting rights in the Company at that date was 7,763,157,761 (excluding treasury shares).
Documents
The following documents which are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays) will also be available for inspection at the AGM venue from 10.00 am on the day of the meeting until the end of the meeting;
•	all service contracts and contracts of appointment between the directors and the Company;

•	the rules of the BT Group Employee Sharesave Scheme, the BT Group International Employee Sharesave Scheme and the BT Group Employee Stock Purchase Plan as proposed to be adopted in Resolutions 22, 23 and 25;

•	the rules of the BT Group Employee Share Investment Plan as proposed to be renewed in Resolution 24; and

•	the rules of the BT Group Executive Portfolio as proposed to be adopted in Resolution 26.
Your directors believe that the proposals in Resolutions 1 to 26 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.
By order of the Board
Andrew Parker
Secretary
81 Newgate Street
London EC1A 7AJ
11 May 2011
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     17

APPENDIX 1
BT all-employee share plans
Shareholder approval granted in 2001 to operate the Company’s all-employee share plans expires later this year. Shareholders are being asked to approve the adoption of renewed plans and in the case of the ESIP (as defined below) the continued operation of the plan for a further 10 years. The main features of the renewed plans as they are proposed to be adopted are summarised below. The plans will mirror the old plans and have been updated for changes in legislation, best practice and market developments only, and none of the changes are significant.
Introduction
The all-employee share plans for UK employees are:
(a)	the BT Group Employee Sharesave Scheme (Saveshare); and

(b)	the BT Group Employee Share Investment Plan (ESIP).
It is anticipated that the renewed plans will be approved by HM Revenue & Customs (HMRC), ensuring that the Company can grant options and awards capable of favourable tax treatment for eligible employees.
The all-employee plans for employees based outside the UK are:
(a)	the BT Group International Employee Sharesave Scheme (Saveshare International);

(b)	the BT Group Allshare International Plan (Allshare International) (which is incorporated as a schedule to the ESIP); and

(c)	the BT Group Employee Stock Purchase Plan (ESPP).
Saveshare
General: Under Saveshare, eligible employees (including executive directors) of participating group companies may apply for options (whenever invitations are issued) to acquire BT Group shares (Shares) in the future at a price determined shortly before invitations are issued. The option price may be set at a discount to the market value of the Share at that time. Employees are required to save monthly through a contractual savings arrangement over either three or five years. At the end of the savings period the employee may either exercise the option using the savings contributions or have the savings repaid.
Eligibility: All UK resident employees and executive directors of participating group companies who have been employed for a minimum period (which may not exceed five years) are entitled to participate in Saveshare.
Grant: Invitations to participate in Saveshare may only be issued within 42 days after the announcement of the Company’s results for any period, or any day on which the Board decides that exceptional circumstances exist which justify a grant, or a day on which any changes to the applicable legislation are made or proposed.
Employee contributions: Participants must enter into a savings contract with a nominated savings carrier under which they agree to make monthly contributions (up to the maximum amount allowed under an HMRC approved savings related share option scheme, currently £250 per month). The maximum number of Shares over which a participant is granted an option will be the number of Shares that can be acquired, at the exercise price, with the monthly savings made plus a bonus payable on maturity of the savings contract. Savings contracts that are cancelled or lapse will count towards the monthly savings limit until the date on which they would normally have matured.
Option price: The exercise price of options may not be less than 80% of the middle market quotation of a Share as derived from the London Stock Exchange Daily Official List on the date of invitation or the dealing day immediately before the date of invitation and, in the case of any options under which Shares are to be issued, may not be less than the nominal value of a Share.
Exercise: Provided the participant has remained in employment, options may normally only be exercised during the 6 month period following the maturity of the related savings contract. This takes place on the third or fifth anniversary of the start date of the related savings contract.
Leavers: A participant who ceases to be an employee in certain circumstances (for example injury, disability, redundancy, death, retirement, or following a sale of the Company or business in which they work, or a takeover or winding up of the Company) may exercise the option within six months after leaving (or 12 months in the case of death) or the relevant corporate event. If a participant leaves for any other reason, the option lapses on the date the participant leaves. A participant may also exercise within six months of reaching age 60.

Options exchange: In the event of a takeover or scheme of arrangement, participants may be offered equivalent new options over shares in the new holding company or some other company in exchange for their existing options.
Saveshare International
Under Saveshare International (which is incorporated as a schedule to the rules of Saveshare), employees based outside the UK are able to participate in similar arrangements to those described for Saveshare. Saveshare International includes a schedule which has been approved by the Irish Revenue Commissioners. The provisions of Saveshare International that differ materially from those of Saveshare are:
•	employees will make monthly savings contributions to a local bank of their own choosing;

•	the maximum amount an international employee may save monthly over the three or five year period under Saveshare International is the local currency equivalent of the Saveshare limit (currently £250 per month); and

•	for employee contributions under the Irish Revenue approved savings related share option scheme, the maximum monthly savings amount under Saveshare International is currently €500.
The rules of Saveshare International permit the Board to adopt schedules setting out specific requirements in relation to particular countries if that is necessary or desirable to take account of local tax, exchange control or securities laws in the relevant countries. Any Shares issued under the International Saveshare Scheme (including any schedules) will count towards the overall plan limits set out below.
ESIP
Awards under the ESIP may attract tax favoured treatment for UK resident employees.
Eligibility: All UK resident tax payer employees and executive directors of participating group companies who have been employed for a minimum period (which may not exceed 12 months) are entitled to participate in the ESIP. When the ESIP is operated, all eligible employees must be invited to participate on similar terms.
Operation: The Board can operate the ESIP in a number of ways. It can:
•	make an award of Shares (“Free Shares”); and/or

•	give employees the opportunity to purchase Shares with deductions from their gross monthly salary (“Partnership Shares”); and
•	make an award of Shares to those employees who have invested in Partnership Shares (“Matching Shares”); and/or

•	require or allow employees to re-invest dividends paid on any of their Free Shares, Partnership Shares and Matching Shares in further Shares (“Dividend Shares”).
Shares awarded under the ESIP are held by a trustee in trust for employees. Currently the Board operates the Partnership Shares and Dividend Shares elements of the ESIP.
Free Shares: The Company may provide Free Shares up to a maximum annual value set from time to time by HMRC. The current maximum annual value is £3,000 per employee. The award of Free Shares can be based on the achievement of personal, team, divisional or corporate performance targets which must be notified to all employees at the time of grant. Otherwise, Free Shares must be awarded to employees on the same terms although awards can vary by reference to remuneration, length of service or hours worked. Free Shares may normally be awarded only within the period of six weeks after the Company announces its final, quarterly or half year results.
Partnership Shares: The Company can provide employees with the opportunity to acquire Partnership Shares from their gross monthly salary, up to a maximum value set from time to time by HMRC, currently the lower of £1,500 per annum and 10% of salary. The Company can set a minimum monthly deduction which may not be greater than £10. Shares may be acquired on behalf of employees within 30 days after each monthly deduction at the market value of the Shares on the date they are acquired. Alternatively deductions can be accumulated for up to 12 months. In this case, Shares will be acquired on behalf of employees within 30 days after the end of the accumulation period, at the lower of the market value of the Shares at the beginning of the accumulation period and the date when they are acquired.
Matching Shares: The Company may award Matching Shares to those employees who have purchased Partnership Shares. The Matching Shares must be offered on the same basis to all employees and in such ratio as the Company may determine, but that ratio may not exceed two Matching Shares for each one Partnership Share acquired by the employee. The award of Matching Shares cannot be subject to performance targets.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     19

APPENDIX 1 CONTINUED
Dividend Shares: The Company may either give employees the opportunity or require employees to re-invest dividends in Dividend Shares, up to a maximum amount set by HMRC, which is currently set at £1,500 per annum.
Holding Period: To benefit from favourable tax treatment Free Shares and Matching Shares must normally be held in the ESIP trust for at least five years after the date on which the Shares are awarded. Dividend Shares must generally be held in the ESIP trust for a minimum period of not less than three years.
Cessation of employment: The Company can provide for Free Shares and Matching Shares to be forfeited if employees cease employment with the Company (other than because of certain circumstances such as death, redundancy, injury or reaching retirement age) within a specified period after the date on which the Shares are awarded, which may not exceed three years.
Employees can withdraw their Partnership Shares from the ESIP trust at any time. However, the Company can stipulate that Matching Shares will be subject to forfeiture if the corresponding Partnership Shares are withdrawn within a specific period (which can be set up to three years), following their purchase. Forfeiture will not apply if the Partnership Shares are withdrawn from the ESIP as a result of a change of control.
Corporate events: In the event of a takeover or scheme of arrangement of the Company, employees who hold Shares in the ESIP trust may direct the trustee of the ESIP how to act in respect of any Shares held on their behalf.
Allshare International
Under Allshare International (which is incorporated as a schedule to the ESIP), employees based outside the UK are able to participate in similar arrangements to those described for the ESIP. The provisions of Allshare International that differ materially from those of ESIP are:
•	only awards of Free Shares can be made; and

•	there will be no opportunity to participate in acquiring Partnership Shares, Matching Shares or Dividend Shares.
The rules of Allshare International permit the Board to adopt schedules setting out specific requirements in relation to particular countries if that is necessary or desirable to take account of local tax, exchange control or securities laws in the relevant countries. Any Shares issued under Allshare International (including any schedules) will count towards the overall plan limits set out below.
ESPP
For employees in the US, an employee stock purchase plan (ESPP) is operated, instead of Saveshare International (described above).
Eligibility: All employees of participating subsidiaries will be eligible to participate on similar terms provided that they meet certain minimum employment requirements.
Grant: The ESPP enables employees to purchase BT Group ADSs (ADSs) at regular intervals, either monthly, quarterly or six monthly, at a price equal to the lower of (a) 85% of the average high and low trading prices of the ADSs on the New York Stock Exchange on the date on which purchase rights are granted, and (b) 85% of the average high and low trading prices of the ADSs on the date ADSs are purchased. The purchase rights are granted at the beginning of an ‘Offering Period’ which may be a period of up to 27 months. The ADSs are purchased quarterly. The offer must be made within 42 days after the announcement of the Company’s quarterly, half yearly or annual results.
Contributions: To fund the acquisition of the ADSs, participants can authorise the deduction of up to 15% of their salary for the whole of the Offering Period. No employee may purchase ADSs which exceed US$25,000 in value in any calendar year.
ESPP Limits: The number of ADSs available for purchase under the ESPP is limited to 4 million, representing 40 million Shares.
Leavers: If a participant ceases employment for any reason, their participation in the ESPP will terminate so that the right to purchase ADSs will lapse and no further deductions will be made from the participant’s salary.
Reorganisation: In the event of a reorganisation or merger, the Company may make such adjustments as it deems appropriate.

Terms applying to all of the all-employee share plans
Overall plan limits: Options and awards may be satisfied with new issue Shares, a transfer of treasury shares or Shares purchased in the market. To the extent that newly issued Shares or (for so long as UK institutional shareholders recommend) treasury shares are used to satisfy options and awards granted under the all-employee share plans (including any schedules to such plans), no option or award may be granted if it would cause the aggregate number of Shares issued or issuable pursuant to awards, options or other rights to subscribe for Shares which have been granted in the preceding 10 years under the all-employee share plans and any other employee share plan operated by the Company to exceed 10% of the Company’s issued ordinary share capital at the proposed date of grant.
Other features of options and awards: Options and awards may not be granted under the all-employee share plans more than 10 years after the date the plans are approved by shareholders. Options and awards are not transferable, except on death. Options and awards are not pensionable.
Rights attaching to Shares: Any Shares allotted when an option is exercised or an award vests will carry the same rights as all other issued Shares at the time (except for rights arising by reference to a record date prior to their allotment). Application will be made for the Shares to be admitted to listing by the UK Listing Authority and trading on the London Stock Exchange.
Adjustments: If there is a variation in the Company’s share capital (such as a rights issue), the Company may make such adjustments as it considers appropriate to the number of Shares/ADSs subject to any option and the option price payable in such manner as the Company may determine provided that no adjustments may be made to Saveshare options without HMRC’s prior approval.
Amendments to the all-employee share plans: The Board may amend the all-employee share plans in any respect, provided that no amendment to the advantage of participants may be made relating to:
•	the individuals who may participate;

•	the limits on the number of Shares available;

•	the basis for determining entitlement to Shares; and

•	any adjustment for a variation in the Company’s share capital, without prior approval of shareholders in general meeting unless the amendment is minor to benefit the administration of the plans or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for eligible employees, participants or for any company in the group. Certain amendments to plans approved by HMRC will be subject to the prior approval of HMRC.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     21

APPENDIX 2
BT Executive Portfolio
Shareholder approval granted in 2001 to operate the Company’s Executive Portfolio expires later this year. Shareholders are being asked to approve the adoption of BT’s share-based Executive Portfolio comprising: the BT Group Incentive Share Plan, BT Group Retention Share Plan, BT Group Deferred Bonus Plan and the BT Group Global Share Option Plan (together the Executive Portfolio) which will replace the previous executive share plans. The main features of the plans as they are proposed to be renewed are below. The plans in the Executive Portfolio will mirror the old plans and have been updated for changes in legislation, best practice and market developments only, and none of the changes is significant. The Remuneration Committee (the Committee) will determine the basis on which awards are granted under the Executive Portfolio.
Incentive Share Plan, Retention Share Plan and Deferred Bonus Plan
Awards: Under the Incentive Share Plan, participants may receive Shares at the end of a three-year period (or a longer period) if the Company has met the relevant pre-determined stretching performance measures and if the participants are still employed.
Under the Retention Share Plan, participants receive Shares at the end of a retention period if the participant is still employed. The length of the retention period of awards is flexible. Retention awards may vest annually in tranches.
Under the Deferred Bonus Plan, awards are normally granted annually to selected employees of the group. Participants receive Shares at the end of three years (or a longer period) if they remain employed.
Eligibility: All employees of the group (including executive directors) are eligible to participate in the Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan at the discretion of the Company.
Individual limits: To retain flexibility and respond to market practice, the Committee has the discretion to set the upper limit for levels of individual awards from time to time.
Performance measures: The Committee sets performance measures and reviews their appropriateness from time to time.
Rights attaching prior to vesting: A participant has no rights in relation to an award or to the Shares under award until it has vested. However, the number of Shares under award may be increased by reinvesting dividends or an amount equivalent to any dividends paid on the Shares under the award.
Ceasing employment: If a participant ceases employment before the end of the conditional period for their award, awards will lapse on the date employment ceases unless the employment ceases because of death, ill-health, injury or disability. In these circumstances, if the conditional period ends less than 12 months after the participant ceases to be employed, awards will vest on cessation of employment. If a participant ceases to be employed more than 12 months before the end of the conditional period or for any other reason the Committee has discretion, subject to certain restrictions, to vest or preserve until the end of the conditional period all or part of the awards.
Vesting of awards: Once an award has vested, Shares will be transferred to participants as soon as practicable.
Corporate events: In the event of a takeover or scheme of arrangement of the Company, awards will vest to the extent that any applicable performance measures have been satisfied at the time of the event (subject to the Committee’s discretion, having regard to such relevant factors as it decides to take into account, to determine the extent to which the award will vest).
If the acquiring company offers to exchange awards for equivalent awards over its shares (or shares in another company), awards will normally be exchanged and will continue in accordance with the rules of the relevant plan.
If the acquiring company does not offer an exchange of awards, any unvested awards will vest (to the extent that the performance measure has been satisfied at the date of the change of control) on the change of control taking effect.
In the event of a voluntary winding-up of the Company, awards may vest on the members’ resolution to voluntary wind-up the Company being passed.

Global Share Option Plan
The Committee does not currently intend to grant options over Shares under the BT Group Global Share Option Plan (‘GSOP’), but the Committee wishes to retain the flexibility to grant such options in the future if the Committee determines it is appropriate.
The GSOP comprises two parts: the first part permits the grant of non-HMRC approved options and the second part will permit (subject to HMRC approval) the grant of HMRC approved options (which may benefit from favourable tax treatment). In addition, the GSOP includes a phantom appendix under which eligible employees may be granted options over notional Shares entitling them on exercise of their options to be paid a cash sum equal to the difference between the market value of the notional Shares on the date of exercise and the market value of the notional Shares on the date of grant. Phantom options will generally be granted to eligible employees in jurisdictions in which for legal, regulatory or tax reasons it may not be possible or would be unduly onerous to grant rights over actual Shares.
In addition, BT may make any amendment to the GSOP or establish any appendices to the unapproved part of the GSOP to take account of tax, exchange control or regulatory issues when granting options to participants in particular jurisdictions. Currently, the GSOP includes separate appendices to grant options over Shares to eligible employees in the US, France and India.
Eligibility: All employees of the group (including executive directors) are eligible to participate in the GSOP at the discretion of the Company.
Option price: The price per Share payable upon the exercise of an option will be not less than the market value of a Share at the date of grant. The market value of a Share will be the middle market quotation of a Share as derived from the London Stock Exchange Daily Official List on (i) the date of grant, (ii) the dealing day immediately preceding the date of grant, or (iii) the average middle market quotation on the three dealing days immediately preceding the date of grant.
Performance measures: The Committee may make an option exercise subject to satisfying one or more performance measures, which will determine how many (if any) of the Shares (or notional Shares) will vest and which a participant may acquire on the exercise of an option. The exercise of options granted to senior executives would always be subject to challenging performance measures except in exceptional circumstances such as critical recruitment or retention.
The Company may (acting fairly and reasonably) vary or waive the performance measures applying to options if an event occurs which results in the measure no longer being a fair target provided that the new measures are no more difficult to satisfy.
Individual limits: To retain flexibility and respond to market practice, the Committee has the discretion to set the upper limit for levels of individual awards from time to time. A participant may not at any time hold options granted under the HMRC approved part of the GSOP which relate to Shares having a market value (determined at the date of grant) exceeding HMRC’s limit (currently £30,000).
Exercise period: An option may not generally be exercised before the end of the period specified by the Committee when the option is granted. The exercise period will normally be three years and will not be less than 12 months from the date of grant. An option can be granted on the basis that different exercise periods apply to specific numbers of Shares under option.
Rights attaching prior to exercise: A participant has no rights in relation to an option or the Shares under the option until the option is exercised.
Ceasing employment: If a participant ceases employment with the group, options will generally lapse on the date employment ceases unless the employment ceases because of death, ill-health, injury, disability or redundancy. In these circumstances, in respect of (i) options already exercisable or which are due to become exercisable in less than 12 months from the date of cessation, the options will remain exercisable for a period of up to 12 months, failing which they will lapse; and (ii) any other option, the option will lapse unless the Committee decides otherwise in its discretion. The Committee also has discretion to permit the exercise of options if a participant’s employment ceases for any other reason.
Corporate events: In the event of a takeover or scheme of arrangement of the Company, options will become exercisable to the extent that any applicable performance measures have been satisfied at the time of the event (subject to the Committee’s discretion, having regard to such relevant factors as it decides to take into account, to determine the extent to which the option may be exercised beyond the extent to which any performance target has been met).
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     23

APPENDIX 2 CONTINUED
If the acquiring company offers to exchange options for equivalent options over its shares (or shares in another company) options will normally be exchanged and will continue in accordance with the rules of the GSOP.
If the acquiring company does not offer an exchange of options, the options granted under the GSOP will become exercisable, if not already exercisable, on the change of control taking effect and will lapse after six months.
In the event of a voluntary winding-up of the Company, options may be exercised before the members’ resolution to voluntary wind-up the Company being passed. If such a resolution is passed, all options will lapse to the extent they have not been exercised.
Common features in the Executive Portfolio
The following terms apply to each of the plans in the Executive Portfolio unless specifically stated otherwise:
Grant: Options and awards may only be granted in the 42 days following either: the announcement by the Company of its results for any period, the date of any general meeting of the Company, the date on which any restriction on the grant of options are lifted, or the date on which the Company believes that exceptional circumstances exist which justify the grant of options or awards. No payment is required for the grant of options or awards.
Claw back: The Committee has discretion to reduce the number of Shares subject to unvested awards and options (save for options granted under the HMRC approved part of the GSOP) in circumstances where it becomes aware of facts which would, in its discretion, justify such reduction.
Duration: Options and awards may not be granted more than 10 years after the date the Executive Portfolio is approved by shareholders.
Limits on Shares to be issued: Options and awards may be satisfied with new issue Shares, a transfer of treasury shares or Shares purchased in the market. To the extent that newly issued Shares or (for so long as UK institutional shareholders recommend) treasury shares are used to satisfy options or awards it will be within the overall limits set by the Association of British Insurers, so that over a period of 10 years the use of such shares is limited to 10% of the Company’s issued share capital for all of the Company’s share plans, of which not more than 5% of the Company’s issued share capital can be used for the Executive Portfolio.
Other features of options and awards: Options and awards may not be granted under the Executive Portfolio more than 10 years after the date the plans are approved by shareholders. Options and awards are not transferable, except on death. Options and awards are not pensionable.
Rights attaching to Shares: Any Shares allotted under the Executive Portfolio will carry the same rights as all other issued Shares and applications will be made for the Shares to be admitted to listing by the UK Listing Authority and trading on the London Stock Exchange.
Amending Plan rules: The Board may amend the plan rules comprised within the Executive Portfolio, provided that no amendment to the advantage of participants may be made relating to:
•	who can be a participant;

•	the limits on the number of Shares which can be issued, or treasury shares transferred, under the plans;

•	the basis for determining entitlement to Shares and the terms on which they can be acquired; and

•	any adjustment for a variation in the Company’s share capital, without prior approval of shareholders in general meeting unless the amendment is minor to benefit the administration of the plans, or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.
Additional schedules or appendices to the rules of the Executive Portfolio can be incorporated to operate one or more elements of the plans outside the UK. These can vary the rules to take account of any securities, exchange control or tax laws or regulations in the appropriate jurisdictions. Any new Shares issued or treasury shares transferred for these purposes will count towards the overall limit of Shares issued under the Plans.
Amendments to the part of the GSOP approved by HMRC are generally subject to the prior approval of HMRC.

AGM INFORMATION
Time and place of meeting
11.00am on Wednesday 13 July 2011 at
Old Billingsgate
1 Old Billingsgate Walk
London
EC3R 6DX
Programme
10.00am               Doors open to shareholders
11.00am             Meeting commences
1.00pm approx Meeting ends
You can find further information about the venue at: www.oldbillingsgate.co.uk
Who may attend
If you are on the BT Group Register of Members at 6.00pm on 11 July 2011, you have the right to attend, speak and vote at the AGM. If you are unable to attend the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf. This can be done online or by post. The number of shares you hold at the above register deadline will decide how many votes you or your proxy(ies) will have on a poll. For more information about appointing a proxy, please read the notes on the enclosed Proxy Card.
If you are joint shareholders, all of you can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.
Non-shareholders (who are accompanying shareholders) will be admitted at the discretion of the Company. Anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance, will be admitted to the meeting.
Votes on all matters except procedural issues will be taken on a poll.
Admission
Please bring your AGM Admission Card/Proxy Card or email notification with you, as it will speed your admission, and keep it until the end of the meeting. You may also find it useful to bring this leaflet with you, in order to refer to it at the meeting.
Please note that those attending will not be permitted to hand out leaflets or pamphlets in the venue.
Security
For security reasons and to speed up admission, please do not bring suitcases, large bags, a camera, laptop computer or tape recorder. If you do, you may be asked to deposit them in a secure property store for collection after the meeting.
Mobile devices
Please ensure that mobile devices are switched off during the meeting.
Shareholders with disabilities
The following facilities will be available:
•	sound amplification

•	induction loop

•	sign language interpretation.
The venue is wheelchair accessible. There is accessible parking in the Tower Hill Corporation of London car park nearby. There are designated spaces for wheelchair users in the auditorium.
If you have any questions about access requirements, please e-mail the venue customer service manager at: info@oldbillingsgate.co.uk
Refreshments
Tea and coffee will be available before, but not during, the meeting. We will hand you a voucher on arrival, which will entitle you to light refreshments served after the meeting.
Questions
The Chairman will answer questions you may have about any of the resolutions. If you wish to ask a question, please make your way to a question registration point where someone will help you. To be fair to other shareholders who want to ask a question, you are requested not to register more than one question which must be relevant to the business of the meeting otherwise it will not be registered. If you have a question on an individual customer service issue, you will be directed to a Customer Help Desk. The Chairman cannot deal with individual service issues.
At the end of the meeting, you will be asked to vote on the resolutions set out in this booklet. You will be invited to complete your AGM Admission Card/Proxy Card by placing a cross in one of the boxes alongside each resolution.
BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2011     25

If you are not coming to the meeting
Webcast
The statements by the Chairman, Sir Michael Rake, and our Chief Executive, Ian Livingston, will be broadcast live on the internet at www.bt.com/btagm2011
Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software. After the AGM you will be able to view a recording of the statements.
If you have any queries about the meeting, please call our Shareholder Helpline on Freefone 0800 100 4141 or on Textphone 0800 169 6907.

CONTACT BT
Telephone
Shareholder Helpline — for general enquiries call:
Freefone 0808 100 4141
(+44 121 415 7178 from outside the UK)
Textphone 0800 169 6907
(+44 121 415 7028 from outside the UK).
E-mail
bt@equiniti.com (this is the only e-mail address you can use for the purpose of contacting BT about general queries to do with the AGM).
Post
(please include a daytime telephone number) Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA
Useful links
The Annual Report for 2011, together with this Summary financial statement & notice of meeting, which contains other information required by section 311A of the Companies Act 2006, is available on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report for 2011 and future years, free of charge, by getting in touch with us. You may also find the following links useful:
Sign up as an e-shareholder
www.bt.com/signup
On-line shopping with BT
www.shop.bt.com
BT’s shareholder magazine, Forward
www.bt.com/forward
BT’s Sustainability report
www.bt.com/sustainabilityreport
Information for shareholders
www.btplc.com/sharesandperformance/shareholders
BT news and media
www.btplc.com/news
About BT
www.btplc.com/thegroup

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Printed in England by Pindar plc. Printed on Amadeus 50% Recycled Offset which is made from 50% de-inked, post-consumer waste and 50% virgin fibre.
www.bt.com

PHME 61906
Data Protection Statement
The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf.